04002644

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CUSO Financial Services, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7220 Trade Street, Suite 115
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp (858) 530-4420
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name - if individual, state last, first, middle name)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Financial Services, L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BIRGITTA KALKER
COMM. #1280633
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Commission Expires
OCTOBER 16, 2004

Birgitta Kalker
Notary Public

Amy Beattie
Signature

C.O.O.
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CUSO FINANCIAL SERVICES, L.P.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Partners
CUSO Financial Services, L.P.
San Diego, California

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. (the "Partnership") as of December 31, 2003 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of financial condition as of December 31, 2002, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended were reported on by other auditors who expressed an unqualified opinion on February 20, 2003.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Financial Services, L.P. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 through 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The supplemental information for 2002 was included in the prior auditors' report dated February 20, 2003.

PKF

San Diego, California
February 2, 2004

PKF
Certified Public Accountants
A Professional Corporation

CUSO FINANCIAL SERVICES, L.P.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 7,756,281	$ 4,871,118
Receivables from clearing firm	1,149,904	484,264
Securities owned	562,859	1,004,750
Deposits with clearing organizations	105,473	183,123
Other receivables	764,326	399,591
Other assets and deposits	20,097	45,739
Total current assets	10,358,940	6,988,585
Property and equipment, net of accumulated amortization and depreciation of $1,178,540 and $849,474, respectively	878,790	1,159,013
Total assets	$ 11,237,730	$ 8,147,598

LIABILITIES AND PARTNERS' CAPITAL

	2003	2002
CURRENT LIABILITIES:		
Accounts payable	$ 373,820	$ 335,368
Securities owned - short position	1,029	–
Accrued commissions	1,952,539	485,874
Due to affiliate	20,977	29,802
Deposits in transit	483,876	2,380,501
Other accrued liabilities	428,765	157,805
Total liabilities	3,261,006	3,389,350
Commitments and contingencies (Note 5)		
PARTNERS' CAPITAL	7,976,724	4,758,248
Total liabilities and partners' capital	$ 11,237,730	$ 8,147,598

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, L.P.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$ 44,833,437	$ 33,945,805
Marketing assistance	1,168,184	948,339
Interest	817,295	616,386
Other	368,414	987,353
Total revenues	47,187,330	36,497,883
Expenses:		
Commissions and clearing	38,382,305	30,799,847
Employee compensation and benefits	4,086,851	2,703,528
Meetings and conferences	617,662	491,608
Occupancy and related depreciation	526,998	468,469
Outside services	912,553	343,904
Communication and technology	292,329	198,369
Travel and entertainment	133,933	149,441
Advertising and market development	69,849	70,464
Office supplies and printing	133,257	62,456
Insurance	34,921	32,603
Taxes, licenses, and registration fees	21,775	31,815
Interest and bank charges	20,562	28,814
Other	235,859	112,662
Total expenses	45,468,854	35,493,980
Net income	$ 1,718,476	$ 1,003,903

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Years Ended December 31, 2003 and 2002

Balance at December 31, 2001	$ 3,434,345
Capital contributions	320,000
Net income	1,003,903
Balance at December 31, 2002	4,758,248
Capital contributions	2,000,000
Distributions	(500,000)
Net income	1,718,476
Balance at December 31, 2003	$ 7,976,724

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, L.P.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,718,476	$ 1,003,903
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	329,066	286,113
Loss on disposal of assets	58,749	–
Decrease (increase) in assets:		
Receivables from clearing firm	(665,640)	94,058
Other receivables	(364,735)	(183,912)
Other assets and deposits	25,642	51,323
Increase (decrease) in liabilities:		
Accounts payable	38,452	(15,251)
Securities owned - short position	1,029	–
Accrued commissions	1,465,636	118,300
Due to affiliate	(8,825)	201,337
Deposits in transit	(1,896,625)	688,355
Other accrued liabilities	270,960	(34,049)
Net cash provided by operating activities	972,185	2,210,177
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned	442,920	(1,004,750)
Deposits with clearing organizations	77,650	(125,223)
Capital expenditures	(107,592)	(543,038)
Net cash provided by (used in) investing activities	412,978	(1,673,011)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	2,000,000	320,000
Capital distributions	(500,000)	–
Net cash provided by financing activities	1,500,000	320,000
Net increase in cash and cash equivalents	2,885,163	857,166
Cash and cash equivalents at the beginning of the year	4,871,118	4,013,952
Cash and cash equivalents at the end of the year	$ 7,756,281	$ 4,871,118

CUSO FINANCIAL SERVICES, L.P.
STATEMENTS OF CASH FLOWS (Continued)
For the Years Ended December 31, 2003 and 2002

	2003	2002
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 800	$ 805
Interest	$ 14,945	$ 20,325

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

The Partnership

CUSO Financial Services, L.P. (The "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services to credit unions and credit union service organizations as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commission revenue are recorded on a trade date basis.

Securities Owned

Securities owned are stated at market value, based on quoted market prices.

Income Taxes

Income taxes, if any, are the liability of the individual partners. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for the minimum state franchise tax.

Concentration of Credit Risk

The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any material credit losses from these instruments.

NOTE 2 - ACCOUNTING POLICIES (continued)

Financial Instruments

The carrying values reflected in the statement of financial condition at December 31, 2003 and 2002 reasonably approximate the fair values for financial instruments. In making such assessment, the Partnership has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2003 and 2002.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consists of the following:

	2003	2002
Furniture and fixtures	$ 109,076	$ 109,076
Software	1,657,287	1,641,399
Computers and equipment	278,985	246,030
Leasehold improvements	11,982	11,982
	2,057,330	2,008,487
Less:		
Accumulated depreciation	(1,178,540)	(849,474)
Total furniture and equipment, net	$ 878,790	$ 1,159,013

NOTE 4 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Partnership maintain minimum net capital of $250,000. At December 31, 2003 and 2002, the Company had net capital of $5,956,578 and $2,808,327 respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.53 to 1 and 1.11 to 1 respectively.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Line of Credit

The Partnership has a line of credit with a financial institution. The line of credit carries an interest rate of prime and is renewable on an annual basis. As of December 31, 2003 and 2002 there were no draws against the line of credit.

Lease Commitment

The Partnership leases its primary facility under a non-cancelable operating lease that expires in 2004. The Partnership generally pays taxes, insurances, and maintenance expenses related to the leased facilities. The Partnership leases other facilities and equipment on a short-term basis. Rent expense was $124,744 and $149,346 for the years ended December 31, 2003 and 2002, respectively. Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending	
2004	$ 129,296

Litigation

The Partnership is involved in legal action and insurance claims arising in the normal course of business. Management does not believe these claims will have a material effect on the financial statements of the Company.

NOTE 6 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the NASD. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The partnership first, then the limited partners and finally the general partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 7 - RELATED PARTY TRANSACTIONS

Expense Agreement

The Partnership has an expense agreement with the General Partner which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2003 and 2002, the Partnership owed the General Partner $20,977 and $29,802, respectively.

Financial Services Agreement

The Partnership has financial services agreements with credit union service organizations ("CUSO"). Under these agreements, the Partnership provides broker-dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO for the access to customers and the use of facilities, personnel, and other services. The CUSO shall also reimburse the Partnership for any out-of-pocket expenses.

Loans

In September 2003, the Partnership loaned a total of $150,000 to two officers of the General Partner. The loans bear interest at 4.25% per annum and are due in October 2006.

During January 2004, the Partnership loaned a total of $400,000 to two officers of the General Partner. The loans bear interest at 4.25% per annum, require annual payments of $25,000 plus accrued interest and are due on March 31, 2011.

SUPPLEMENTARY INFORMATION

CUSO FINANCIAL SERVICES, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

	2003	2002
Partners' capital	$ 7,976,724	$ 4,758,248
Less non-allowable assets:		
Deposits	(20,570)	(42,989)
Receivables	(775,984)	(399,591)
Furniture, equipment and leasehold improvements	(878,790)	(1,159,013)
Prepaid expenses and other assets	–	(45,739)
Non-allowable assets	(1,675,344)	(1,647,332)
Net capital before charges on security positions	6,301,380	3,110,916
Less charges on security positions:		
Debt securities	(11,005)	(20,000)
Other securities	(3,990)	(712)
Undue concentration	–	(1,889)
Money market funds	(79,807)	(29,988)
Charges on security positions	(94,802)	(52,589)
Net capital	$ 6,206,578	$ 3,058,327

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2003	2002
Minimum net capital required (6-2/3 % of aggregate indebtedness or $250,000, whichever is greater)	$ 250,000	$ 250,000
Net capital in excess of amount required	$ 5,956,578	$ 2,808,327
Aggregate indebtedness	$ 3,259,977	$ 3,389,350
Ratio of aggregate indebtedness to net capital	0.53 to 1	1.11 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2003 and 2002.

CUSO FINANCIAL SERVICES, L.P.
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

The Partnership does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

CUSO FINANCIAL SERVICES, L.P.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

The Partnership is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

PKF

Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Partners
CUSO Financial Services, L.P.
San Diego, California

In planning and performing our audit of the financial statements of CUSO Financial Services, L.P. as of and for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 2, 2004

PKF
Certified Public Accountants
A Professional Corporation